Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(in millions, except ratios)

	Year Ended December 31,
	2013	2014	2015(a)	2016		2017(b)
Earnings available for fixed charges, as defined:
Net income	$398	$393	$355	$360		$326
Tax expense based on income	242	229	209	216		254
Fixed charges (c)	229	231	233	226		220
Earnings available for fixed charges, as defined	$869	$853	$797	$802		$800
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$219	$221	$224	$217		$211
Estimated interest cost within rental expense	3	3	3	3		3
Amortization of net debt premium, discount, and expenses	7	7	6	6	6	6
Total fixed charges, as defined	$229	$231	$233	$226		$220
Ratio of earnings to fixed charges	3.8	3.7	3.4	3.5		3.6
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$3	$3	$3	$3		$3
Adjustment to pretax basis	2	2	2	2		2
	$5	$5	$5	$5		$5

Combined fixed charges and preferred stock dividend requirements	$234	$236	$238	$231		$225
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.7	3.6	3.3	3.5		3.6

(a)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(b)	Includes an increase to income tax expense of $32 million recorded in 2017 as a result of the TCJA. See Note 12 - Income Taxes under Part II, Item 8, of this Form 10-K for additional information.

(c)	Includes net interest related to uncertain tax positions.